UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Primo Brands Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

741623102

(CUSIP Number)

Fola Adamolekun

(212) 605-6000

c/o One Rock Capital Partners, LLC

45 Rockefeller Plaza, 39th Floor

New York, NY 10111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741623102	13D	Page 2 of 12 pages

1	Names of Reporting Persons ORCP III DE TopCo GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 741623102	13D	Page 3 of 12 pages

1	Names of Reporting Persons Triton Water Parent Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person PN

CUSIP No. 741623102	13D	Page 4 of 12 pages

1	Names of Reporting Persons R. Scott Spielvogel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person IN

CUSIP No. 741623102	13D	Page 5 of 12 pages

1	Names of Reporting Persons Tony W. Lee
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person IN

CUSIP No. 741623102	13D	Page 6 of 12 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Primo Brands Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 1150 Assembly Drive, Suite 800, Tampa, Florida 33607.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	ORCP III DE TopCo GP, LLC
(2)	Triton Water Parent Holdings, LP
(3)	R. Scott Spielvogel
(4)	Tony W. Lee

Each of ORCP III DE TopCo GP, LLC and Triton Water Parent Holdings, LP is organized under the laws of the State of Delaware. Mr. Spielvogel and Mr. Lee are both citizens of the United States of America. The principal business address of each of the Reporting Persons is c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, NY 10111.

The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Upon consummation of the Merger (as defined below), the Reporting Persons held an aggregate of 154,105,789 shares of Class A Common Stock and 64,512,579 shares of Class B Common Stock.

CUSIP No. 741623102	13D	Page 7 of 12 pages

Item 4.	Purpose of Transaction.

Business Combination

On November 8, 2024, pursuant to that certain Arrangement Agreement and Plan of Merger, dated as of June 16, 2024 (as subsequently amended, the “Merger Agreement”) by and among Primo Water Corporation (“Primo Water”), Triton Water Parent, Inc. (“BlueTriton”), the Issuer (f/k/a Triton US HoldCo, Inc.), and the other parties thereto, Primo Water and BlueTriton were merged with and into wholly owned subsidiaries of the Issuer (the “Merger”), and each issued and outstanding common share of Primo Water and share of common stock of BlueTriton was converted into the Issuer’s Class A Common Stock or Class B Common Stock according to the terms of the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Stockholder Agreement

Prior to the consummation of the Merger, the Issuer and the Reporting Persons entered into a Stockholders Agreement, dated as of November 7, 2024 (the “Stockholders Agreement”), pursuant to which, as long as the Reporting Persons own at least 30% of the Issuer’s outstanding Class A Common Stock and Class B Common Stock, the Reporting Persons shall have consent rights over certain actions by the Issuer, including, but not limited to (and, in each case, subject to certain exceptions and materiality thresholds) issuance of new equity securities, entry into or modifications of joint ventures or similar business agreements, acquisitions or divestitures, declaration of certain dividends, the redemption or repurchase of equity securities, the incurrence of indebtedness or the designation of directors other than in accordance with the Stockholders Agreement.

Pursuant to the Stockholders Agreement, the Reporting Persons are subject to a 90 day lockup that restricts transfers of shares of Class A Common Stock, other than to certain permitted transferees, or in certain types of transactions in which the transferee agrees to be bound by the lockup. The Reporting Persons requested and the Issuer approved a waiver of the lockup with respect to a pledge of the Issuer’s securities as collateral for a loan described in Item 6 herein. The pledge facilitates the Reporting Persons entering into a margin loan facility with the principal amount of up to $350 million with certain banking institutions.

After the lockup period, the Reporting Persons may request that the Issuer conduct a registered offering of its Class A Common Stock, subject to certain conditions. The Reporting Persons may exercise piggyback rights to participate in any registered offering of Class A Common Stock conducted at their request or at the initiative of the Issuer.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 741623102	13D	Page 8 of 12 pages

Subject to the Stockholders Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 314,501,601 shares of Class A Common Stock outstanding immediately following consummation of the Merger and (ii) 64,512,579 shares of Class B Common Stock held by the Reporting Persons, which are convertible at any time at the option of the Reporting Persons into the Issuer’s Class A Common Stock on a one-to-one basis.

CUSIP No. 741623102	13D	Page 9 of 12 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ORCP III DE TopCo GP, LLC	218,618,368	57.7%	0	218,618,368	0	218,618,368
Triton Water Parent Holdings, LP	218,618,368	57.7%	0	218,618,368	0	218,618,368
R. Scott Spielvogel	218,618,368	57.7%	0	218,618,368	0	218,618,368
Tony W. Lee	218,618,368	57.7%	0	218,618,368	0	218,618,368

Triton Water Parent Holdings, LP is the record holder of the securities reported herein. ORCP III DE TopCo GP, LLC is the general partner of Triton Parent Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by Triton Water Parent Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by Triton Water Parent Holdings, LP.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Margin Loan Facility

On November 17, 2024 (the “Signing Date”), Triton Water Equity Holdings, LP, an affiliate of Triton Water Parent Holdings, LP, entered into a margin loan agreement (the “Loan Agreement”) with JPMorgan Chase Bank, N.A., as Calculation Agent and Administrative Agent, and lenders from time to time party thereto (each, a “Lender”). Triton Water Equity Holdings, LP intends to borrow $350 million under the Loan Agreement. The facility under the Loan Agreement will have a scheduled maturity date that is the third anniversary of the date of funding (the “Closing Date”). As security for its obligations under the Loan Agreement, Triton Water Equity Holdings, LP will grant on the Closing Date a first priority lien to the Lenders, pro rata to the amount of their respective commitments, on 58,000,000 shares of Class A Common Stock that will be contributed to it by Triton Water Parent Holdings, LP (the “Pledged Shares”), pursuant to pledge and security agreements (the “Pledge Agreements”) by and between Triton

CUSIP No. 741623102	13D	Page 10 of 12 pages

Water Equity Holdings, LP and each Lender, to be dated as of the Closing Date, and Triton Water Equity Holdings, LP may be required to post additional collateral in certain circumstances. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares pledged to a particular Lender will remain with Triton Water Equity Holdings, LP at all times prior to the sale of such Pledged Shares by such Lender in a foreclosure upon an event of default under the Loan Agreement. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require Triton Water Equity Holdings, LP to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Agreement and the Pledge Agreement.

Item 4 above summarizes certain provisions of the Merger Agreement and Stockholders Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Arrangement Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Primo Water Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 18, 2024).

3	Amendment No. 1 to Arrangement Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Primo Water Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 18, 2024).

4	Stockholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2024)

CUSIP No. 741623102	13D	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2024

ORCP III DE TopCo GP, LLC

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

Triton Water Parent Holdings, LP

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Authorized Person

R. Scott Spielvogel

/s/ R. Scott Spielvogel

Tony W. Lee

/s/ Tony W. Lee